February 22, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Jay Stamper on February 17, 2010, for Post-Effective Amendment No. 133 to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”).  Our summary of the comments and our responses thereto are provided below. In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus — Heading

1.	Comment: Remove the class name and ticker symbols. This is only required on the cover page of the Statutory Prospectus.

Response: The Registrant has removed the class name and ticker symbols from the summary section of the statutory prospectus.

Summary Prospectus — Item 3 — Fees and Expenses of the Fund

2.

Comment:        The Staff requested that the narrative be moved so that it precedes the heading “Shareholder Fees paid directly from your investment.” In addition, the Staff requested that the 2nd and 4th sentences be removed as the disclosure is neither required nor permitted in the Summary Prospectus.

Response:        The Registrant has moved the narrative as requested. In addition, the Registrant will delete the fourth sentence and will make the second sentence a footnote to the table in the instances in which the fund has experienced changes that materially affect the information disclosed in the table and Form N-1A, Item 3, Instructions 3(d)(ii) and 6(a) would require such disclosure (i.e., a new fund with operating history of 6 months or less).

3.

Comment:        The Staff requested that changes be made to two line items in the Annual Fund Operating Expenses portion of the table. The line item that currently reads “Total Fund Operating Expenses” should be amended to read “Total Annual Fund Operating Expenses” and the line item that currently reads “Net Fund Operating Expenses” should be amended to read “Total Fund Operating Expenses After Waivers, Reimbursements, and Recoupments.”

Response: The Registrant has revised the line item as requested.

4.	Comment: The Staff requested that the following footnotes be deleted as they are neither required nor permitted in the Summary Prospectus:

Footnote 1 - “New or additional investments in Class B shares of the Fund are no longer permitted with certain exceptions.”);

Footnote 2 — “The Fund’s pro rata share of expenses charged by mutual funds in which the Fund invests”’ and

Footnote 3 — “Less than 0.01%, included in Other Expenses.”
Response: The Registrant has removed the identified footnotes.

5.

Comment:        The Staff asked that footnote 4 be revised to make it clear that the expense limitation agreement or waiver agreement is effective for at least one year from the date of the registration statement.

Response: The Registrant will make the requested disclosure clarification.

Summary Prospectus — Item 3 — Expense Example

6.

Comment:        The Staff requested that the 4th sentence of the narrative be revised to read “The Examples also assume that your investment had a 5% return each year and that the Fund’s operating expenses remain the same.” In addition, the Staff requested that the 5th sentence be deleted. The disclosure requested to be deleted is neither required nor permitted.

Response:        The Registrant has made the requested revision to the 4th sentence but feels that the disclosure in the 5th sentence is important so that shareholders understand that if expense limitation agreements and fee waivers had not been in effect, the performance of the Fund would have been less favorable and the Fund’s expenses would have been higher.

7.

Comment:        The Staff requested that the current table be divided into two tables as contemplated by the Item 3. The first table should show the expense numbers with the assumption that the shareholder redeems, and the second table should show the expense numbers with the assumption that the shareholder does not redeem.

Response:        The Registrant appreciates the comment, but believes that Item 3 and Instruction 4 to Item 3 are intended to give the Registrant guidance with regard to the required disclosure, not the format of such disclosure.

Summary Prospectus — Item 4 — Principal Investment Strategies (ING Alternative Beta Fund Only)

8.

Comment:        The first sentence of the section entitled “Principal Investment Strategies” appears to be a restatement of the investment objective. Please revise the disclosure so that it reads exactly as the investment objective reads.

Response: The Registrant will make the requested disclosure revision.

9.

Comment:        The disclosure in the principal investment strategies goes way beyond a summary. The Staff requested that the Registrant make an effort to shorten the disclosure and to move whatever is removed from this Item to Item 9 in the Statutory Prospectus. In addition, the Staff requested that the risk disclosure also be shortened.

Response:        The Registrant appreciates the comment and has revised the Principal Investment Strategies disclosure in the Summary section and moved certain disclosure to Item 9 of the Statutory Prospectus.

Summary Prospectus — Item 4 — Performance

10.

Comment:        The Staff requested that the Registrant revise the narrative to conform to Item 4. In particular, the Staff requested that the 2nd, 4th, 5th, 6th, 9th, 10th and 11th sentences be deleted as they are neither required nor permitted.

Response:        The Registrant has deleted the 2nd sentence. The Registrant believes that the 4th sentence contains disclosure that is necessary for the shareholders to understand that the index returns do not reflect the taxes, fees and expenses to which the Fund is subject; therefore, the disclosure contained in the 4th sentence has been moved to a footnote to the table. The Registrant believes that the 5th and 6th sentences are necessary to inform shareholders that Fund’s performance would have been less favorable if fee waivers and expense limitations had not been applied. The Registrant believes that the 7th, 8th and 9th sentences are necessary in order for the Registrant to rely on no-action relief when using one class of shares for the example in a multi-class prospectus. The Registrant has deleted the 10th and 11th sentences.

Summary Prospectus — Item 6 — Purchase and Sale of Fund Shares

11.	Comment: The Staff requested that the footnotes to the table be deleted as they are neither required nor permitted.

Response: The Registrant has deleted footnote 1. The Registrant believes that the information in footnote 2 is important to shareholders and has moved it to the narrative following the table.

Summary Prospectus — Item 7 — Tax Information

12.

Comment:        The Staff requested that the 2nd sentence be deleted as it is neither required nor permitted. In addition, the Staff requested that the Registrant add disclosure indicating that distributions under tax-advantaged plans could be or are subject to taxes at another time.

Response: The Registrant has removed the second sentence and will revise the first sentence to track Item 7 more closely.

Summary Prospectus — Item 8 — Payments to Financial Intermediaries

13.	Comment: The Staff requested that this narrative be amended to read exactly as the shown in Item 8 of the form.

Response: The Registrant has revised the disclosure to track the disclosure in Item 8 exactly.

Statutory Prospectus — Item 9 — Additional Information About Principal Investment Strategies (ING Alternative Beta Fund Only)

14.	Comment: The Staff requested that the 2nd paragraph be revised to clarify it and that it be written in plain English.

Response: The Registrant appreciates the comment and has revised the 2nd paragraph to be more easily understandable.

The Staff had no comments regarding the Statement of Additional Information.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Philip H. Newman, Esq.

Goodwin Procter LLP

Attachment A

[ING Funds Logo]

February 22, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Series Fund, Inc.

SEC File Nos.  33-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:                                 Philip H. Newman, Esq.

Goodwin Procter LLP